Exhibit (d)(3)(ii)

DATED: March 30, 2015
Updated: December 6, 2016

SCHEDULE A
TO THE
SUB-INVESTMENT ADVISORY AGREEMENT
BETWEEN
ASPIRATION FUND ADVISER, LLC
AND
UBS Global Asset Management (Americas) Inc.

Name of Fund	Compensation
Aspiration Redwood Fund
• 50% of fees received, in arrears by Aspiration Fund Adviser for Advisory Services to the Fund on the first $250 million
• 30% of fees received, in arrears by Aspiration Fund Adviser for Advisory Services to the Fund on the next $750 million
• 20% of fees received, in arrears by Aspiration Fund Adviser for Advisory Services to the Fund thereafter
UBS shall waive 10% of its earned fees which will be marked as a donation to the 501(c)3 Aspiration Foundation

Aspiration Fund Adviser, LLC

By:

Name:

Title:

UBS Global Asset Management (Americas) Inc.

By:

Name:

Title: